Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2007
	($ in millions, except ratio of earnings to fixed charges)
Earnings:
Income before income taxes	$542.2
Add:
Interest expense	141.4
Amortization of debt expense	5.2
Interest component of rent expense	27.0
Earnings	$715.8
Fixed charges:
Interest expense	141.4
Amortization of debt expense	5.2
Interest component of rent expense	27.0
Fixed charges	$173.6
Ratio of earnings to fixed charges	4.1	x